XAI Octagon Floating Rate & Alternative Income Term Trust

321 North Clark Street, Suite 2430

Chicago, Illinois 60654

September 22, 2017

Trace W. Rakestraw

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	XAI Octagon Floating Rate & Alternative Income Term Trust
Registration Statement on Form N-2
(File Nos. 333-217196 and 811-23247)

Dear Mr. Rakestraw:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, XAI Octagon Floating Rate & Alternative Income Term Trust (the “Trust”) hereby requests acceleration of the effective date of the Trust’s Registration Statement on Form N-2 (File Nos. 333-217196 and 811-23247) (the “Registration Statement”) so that it may become effective at 2:00 p.m., Eastern time, on September 26, 2017 or as soon as practical thereafter.

In connection with the effectiveness of the Registration Statement, the Trust acknowledges that the disclosure included in the Registration Statement is the responsibility of the Trust. The Trust further acknowledges that the action of the Securities and Exchange Commission (the “Commission”) or the staff of the Commission acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Trust will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
XAI OCTAGON FLOATING RATE &
ALTERNATIVE INCOME TERM TRUST
By:	/s/ John P. McGarrity
	Name:	John P. McGarrity
	Title:	Secretary

UBS Securities LLC

299 Park Avenue

New York, New York 10171

September 22, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Trace W. Rakestraw, Esq.

XAI Octagon Floating Rate & Alternative Income Term Trust

Registration Statement on Form N-2

File Nos. 333-217196; 811-23247

Dear Mr. Rakestraw,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the prospective underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of XAI Octagon Floating Rate & Alternative Income Term Trust that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 2:00 p.m., Eastern Time, on September 26, 2017, or as soon thereafter as practicable.

Sincerely,

UBS Securities LLC

As Representative of the several Underwriters

By:	/s/ Saawan Pathange

Name:	Saawan Pathange

Title:	Managing Director

By:	/s/ Federico Gonzalez

Name:	Federico Gonzalez
Title:	Associate Director